Exhibit D-6
[GRAPHIC OMITTED]                 UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001


                                December 10, 2001

Mr. Paul C. Wilkens
Senior Vice President,
Rochester Gas and Electric Corporation
89 East Avenue
Rochester, NY 14649

SUBJECT: ORDER APPROVING APPLICATION REGARDING PROPOSED CORPORATE ACQUISITION - INDIRECT TRANSFER OF FACILITY OPERATING LICENSE FOR R.E. GINNA NUCLEAR POWER PLANT (TAC NO. MB23O6)

Dear Mr. Wilkins:

The U.S. Nuclear Regulatory Commission (NRC) staff has completed its review of your application dated June 22, 2001, filed pursuant to 10 CFR 50.80, requesting approval of the indirect transfer of the Facility Operating License for the R.E. Ginna Nuclear Power Plant (Ginna) held by Rochester Gas and Electric Corporation (RG&E). The indirect transfer would result from the planned acquisition of RG&E's parent company, RGS Energy Group, Inc, by Energy East Corporation
(Energy East). Subsequent to the planned acquisition, RG&E will continue to exist as a wholly owned indirect subsidiary of Energy East and the sole owner and licensed operator of Ginna. The enclosed Order approves the proposed indirect transfer, subject to the conditions described therein. The Order and associated Safety Evaluation will be placed in the NRC public document room and added to the Agencywide Documents Access and Management System Publicly Available Records System (ADAMS PARS) Library.

The Order has been forwarded to the Office of the Federal Register for publication.

                               Sincerely,

                               /s/  Robert L. Clark

                               Robert L. Clark, Project Manager, Section 1
                               Project Directorate I
                               Division of Licensing Project Management
                               Office of Nuclear Reactor Regulation

Docket No. 50-244

Enclosures:    1.  Order
               2.  Safety Evaluation

cc w/encls: See next page

R.E. Ginna Nuclear Power Plant

Ho K. Nieh, Jr., Sr. Resident Inspector         Mr. Paul Eddy
R.E. Ginna Plant                                New York State Department of
U.S. Nuclear Regulatory Commission                Public Service
1503 Lake Road                                  3 Empire State Plaza, 10th Floor
Ontario, NY  14519                              Albany, NY  12223

Regional Administrator, Region I
U.S. Nuclear Regulatory Commission
475 Allendale Road
King of Prussia, PA  19406

Mr. William M. Flynn, President
New York State Energy, Research,
  and Development Authority
Corporate Plaza West
286 Washington Avenue Extension
Albany, NY  12203-6399

Charles Donaldson, Esquire
Assistant Attorney General
New York Department of Law
120 Broadway
New York, NY 10271

Daniel F. Stenger
Ballard Spahr Andrews & Ingersoll, LLP
601 13th Street, N.W., Suite 1000 South
Washington, DC 20005

Ms. Thelma Wideman, Director
Wayne County Emergency Management
  Office
Wayne County Emergency Operations
Center
7336 Route 31
Lyons, NY  14489

Ms. Mary Louise Meisenzahl
Administrator, Monroe County
Office of Emergency Preparedness
111 West Falls Road, Room 11
Rochester, NY 14620

                                                                       7590-01-P


                            UNITED STATES OF AMERICA
                            ------------------------

                          NUCLEAR REGULATORY COMMISSION
                          -----------------------------


In the Matter of                            )
                                            )
ROCHESTER GAS AND ELECTRIC                  )
CORPORATION                                 )        Docket No. 50-244
                                            )
(R. E. Ginna Nuclear Power Plant)           )        License No. DPR-18


ORDER APPROVING APPLICATION REGARDING PROPOSED CORPORATE ACQUISITION


                                       I.

     Rochester Gas and Electric Corporation (RG&E or the licensee) is licensed by the U.S. Nuclear Regulatory Commission (NRC or Commission) to possess, maintain, and operate the R. E. Ginna Nuclear Power Plant (Ginna) under Facility Operating License No. DPR-18, issued by the Commission on December 10, 1984. The facility is located in Wayne County, New York.


                                       II.

     By application dated June 22, 2001, RG&E requested that the Commission consent to the indirect transfer of the facility operating license for Ginna. The indirect transfer would result from the planned acquisition of RG&E's parent company, RGS Energy Group, Inc. (RGS), by Energy East Corporation (Energy
East).

     According to the application, on February 16, 2001, RGS and Energy East entered into an agreement pursuant to which RGS would be merged with and into a wholly owned subsidiary of Energy East. After the planned merger transaction, RG&E will continue to exist as a wholly owned indirect subsidiary of Energy East. RG&E would continue to own Ginna following approval of the proposed indirect transfer of the license, and would continue to be exclusively responsible for the operation, maintenance, and eventual decommissioning of the facility. No physical changes to the facility or operational changes were proposed in the application.

     Approval of the indirect transfer of the operating license was requested by RG&E pursuant to 10 CFR 5O.80. Notice of the request for approval and an opportunity for a hearing was published in the Federal Register on August 14, 2001 (66 FR 42687). No hearing requests or written comments were received.

     Pursuant to 10 CFR 50.80, no license, or any right thereunder, shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. After reviewing the information in the application from RG&E and other information before the Commission, the NRC staff has determined that the acquisition by Energy East of RGS resulting in the establishment of Energy East as the new ultimate indirect parent of RG&E will not affect the qualifications of RG&E as the holder of the license, and that the indirect transfer of the license, to the extent effected by the foregoing transaction, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth below. The foregoing findings are supported by a safety evaluation dated December 10, 2001.


                                      III.

     Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the
Atomic Energy Act of 1954, as amended, 42 U.S.C. Sec. 2201(b), 2201(i), 2201(o), and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the application regarding the indirect transfer of the license referenced above is approved, subject to the following conditions:

(1) RG&E shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from RG&E to any direct or indirect parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of RG&E's consolidated net utility plant, as recorded RG&E's books of account.

(2) Should the planned acquisition by Energy East of RGS not be completed by December 31, 2002, this Order shall become null and void, provided, however, upon written application and for good cause shown, such date may in writing be extended.

This Order is effective upon issuance.

                                       IV.

     For further details with respect to this action, see the application dated June 22, 2001, and the safety evaluation dated December 10, 2001, which are available for public inspection at the Commission's Public Document Room, located at One White Flint North, 11555 Rockville Pike (first floor), Rockville, Maryland, and accessible from the Agencywide Documents Access and Management Systems (ADAMS) Public Electronic Reading Room on the internet at the NRC Web site, http://www.nrc.gov/NRC/ADAMS/index.html.

     Dated at Rockville, Maryland, this 1Oth day of December 2001.

                                 FOR THE NUCLEAR REGULATORY COMMISSION


                                 /s/  John A. Zwolinski
                                 John A.  Zwolinski, Director
                                 Division of Licensing Project Management
                                 Office of Nuclear Reactor Regulation

[GRAPHIC OMITTED]        NUCLEAR REGULATORY COMMISSION
                          WASHINGTON, D.C., 20555-0001


          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION
          -------------------------------------------------------------

                     REGARDING INDIRECT TRANSFER OF LICENSE,
                     ---------------------------------------

                 PROPOSED ACQUISITION OF RGS ENERGY GROUP, INC.
                 ----------------------------------------------

                          BY ENERGY EAST CORPORATION,
                          ---------------------------

                         R.E. GINNA NUCLEAR POWER PLANT
                         ------------------------------

                                DOCKET NO. 50-244
                                -----------------

1.0    INTRODUCTION
       ------------

By application dated June 22, 2201, Rochester Gas and Electric Corporation (RG&E) requested, pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, and Section 50.80 of Title 10 of the Code of Federal Regulations (1O CFR 50.80), that the U.S. Nuclear Regulatory Commission (NRC or the Commission) consent to the indirect transfer of Facility Operating License No. DPR-18 for the R.E. Ginna Nuclear Power Plant (Ginna),located in Ontario, New York. The license is currently held by RG&E, which owns and operates the facility. The indirect transfer, more fully described below, would result from the planned acquisition of RG&E's parent company, RGS Energy Group, Inc. (RGS), by Energy East Corporation (Energy East).

2.0   BACKGROUND
      ----------

Ginna is a two-loop, 1520 MW thermal, pressurized-water reactor that is owned and operated by RG&E. RG&E is a New York corporation engaged principally in the generation of electricity and the purchase, transmission, distribution, and sale of electric power and natural gas in western New York State. The application states that "RG&E operates under the general regulatory supervision of the New York State Public Service Commission (NYPSC) and, for its wholesale electricity sales and related interstate activities, RG&E is subject to regulation by the Federal Energy Regulatory Commission (FERC)." The application further represents that RG&E recovers costs associated with the operation of Ginna through the rate base.

RG&E is a wholly owned subsidiary of RGS, a holding company, but retains a separate corporate existence from RGS. Under the Agreement and Plan of Merger (Merger Agreement) by and among RGS, Energy East, and Eagle Merger Corp. (Eagle), a subsidiary of Energy East, RGS will merge with and into Eagle. Energy East a registered public utility holding company under the Public Utility Holding Company Act of 1935. Eagle is a New York corporation wholly owned by Energy East and was formed for the sole purpose of effecting this transaction.


                                                                     Enclosure 2

According to the Merger Agreement, outstanding shares of RGS common stock, par value $.O1 per share, will be exchanged for Energy East common stock, cash, or a mixture of cash and shares of Energy East common stock, as specified in the Merger Agreement. Upon closing of the merger between RGS and Eagle, Eagle shall be the surviving corporation and will continue its existence under the laws of the State of New York and will continue to conduct business under the name of RGS Energy Group, Inc., as a direct wholly owned subsidiary of Energy East.(1) According to the application, RG&E will continue its distinct existence as a wholly owned indirect subsidiary of Energy East and will continue to be the sole owner and operator of Ginna. Thus, the transaction will result in the acquisition of RG&E's parent company, RGS, and will result in the indirect transfer of control to Energy East of the interests held by RG&E in the Ginna license.

Pursuant to 10 CFR 50.80, no license, or any right thereunder, shall be transferred, directly or indirectly, though transfer of control of the license, unless the Commission shall give its consent in writing. Such action is contingent upon the Commission's determination with respect to indirect transfers that the underlying transaction effectuating the indirect transfer or transfer of control of the license will not affect the qualifications of the holder of the license, and that the transfer is otherwise consistent with applicable provisions of law, regulations, and orders of the Commission.

3.0   TECHNICAL QUALIFICATIONS
      ------------------------

As stated above, RG&E will continue to be the operator of the facility, notwithstanding the acquisition by Energy East of RGS. The application states that there are no plans to alter Ginna staffing, senior plant management, or recordkeeping as part of the transaction and that no changes in the facility or plant operations will result. The application further states that the technical qualifications of personnel to carry out the responsibilities under the license will remain unchanged. The staff, therefore, concludes that the acquisition by Energy East of RGS will not affect the technical qualifications of RG&E to hold the license.

4.0   FINANCIAL QUALIFICATIONS ANALYSIS
      ---------------------------------

Pursuant to 10 CFR 50.33(f), an electric utility is not required to demonstrate its financial qualifications. Section 50.2 of 10 CFR states, in part, that an electric utility is "any entity that generates or distributes electricity and which recovers the cost of this electricity, either directly or indirectly, through rates established by the entity itself or by separate regulatory authority." After the proposed merger between RGS and Eagle, RG&E will continue to generate and distribute electricity and recover the cost of this electricity through rates established by the NYPSC and FERC, according to the application. Based on this information, the NRC staff finds

--------------------

     (1) The NRC staff notes that Article II, Section 2.1 (1), of the Merger Agreement contains a provision whereby RGS may elect, up until 2 business days before the closing of the merger between RGS and Eagle, to change the form of the merger to a "reverse merger" in which RGS would be the surviving corporation. The NRC staff has considered this provision in its review, and concludes that this provision will not have a material effect on the outcome of the review because Energy East will still be the ultimate parent company and the officers and directors will still be selected from the same pool of candidates, all of whom are United States citizens.

that RG&E will continue to meet the definition of "electric utility" set forth in 1O CFR 50.2 and, therefore, no specific demonstration of financial qualifications is required.

However, in view of the NRC's concern that corporate restructuring can facilitate the diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plant, the NRC has conditioned license transfer approvals involving new parent companies upon a requirement that the licensee not transfer significant assets from the licensee to affiliates without first notifying the NRC. This requirement assists the NRC in assuring that a licensee will continue to maintain adequate resources to contribute to the safe operation and decommissioning of its facility. Thus, the following should be a condition of approval of the application:

       RG&E shall provide the Office of the Director of the Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from RG&E to any direct or indirect parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of RG&E's consolidated net utility plant, as recorded on RG&E's books of account.

In its June 22, 2001, application, RG&E indicated that it is willing to provide the above specified documentation.

In consideration of the foregoing, the staff finds the proposed acquisition will not affect RG&E's financial qualifications.

5.0   DECOMMISSIONING FUNDING ASSURANCE
      ---------------------------------

The NRC has determined that the requirements to provide reasonable assurance of decommissioning funding are necessary to ensure the adequate protection of public health and safety. The regulation in 10 CFR 50.33(k) requires that an application for an operating license for a utilization facility contain information on how reasonable assurance will be provided that funds will be available to decommission the facility.

RG&E has filed its decommissioning funding reports with the NRC under 10 CFR 50.75(b) and 10 CFR 50.75(f)(1) and is providing financial assurance for decommissioning Ginna in accordance with the NRC's regulation through an external sinking fund in which deposits are made at least annually. The application stated that no change in RG&E's decommissioning finding assurance is being proposed in connection with Energy East's acquisition of RGS. After the parent company's acquisition, RG&E will remain responsible for the decommissioning liabilities associated with Ginna and will continue to fund its decommissioning trust for Ginna in accordance with 10 CFR 50.75.

In conformance with 10 CFR 50.75(f)(1), the applicant submitted its decommissioning funding status report on March 30, 2001. The NRC staff has confirmed that, as of December 31, 2000, the decommissioning trust funds associated with RG&E's ownership of Ginna are funded in accordance with the NRC's regulations. Based on the discussion above, the staff concludes that the applicant has complied with the requirements of 10 CFR 50.75(b) with respect to the amount of decommissioning funding that it must provide. Nothing in the application indicates that the proposed acquisition of RGS by Energy East will affect RG&E's decommissioning funding.

The NRC staff concludes that, given the considerations discussed herein. RG&E's funding mechanism, notwithstanding the proposed acquisition, will continue to meet the requirements of 10 CFR 50.75(e) and not be affected.

6.0    ANTITRUST REVIEW
       ----------------

The Atomic Energy Act does not require or authorize antitrust reviews of post-operating-license transfer applications, Kansas Gas and Electric Co., et al. (Wolf Creek Generating Station Unit 1), CLI-99-19, 49 NRC 441 (1999). Therefore, since the transfer application postdates the issuance of the Ginna operating license, no antitrust review is required or authorized.

7.0   FOREIGN OWNERSHIP, CONTROL, OR DOMINATION
      -----------------------------------------

The application states that RG&E, RGS, Eagle, and Energy East are, and will remain after the merger between RGS and Eagle, corporations organized and existing under the laws of the State of New York. All of the associated directors and principal officers are now and will be at the time of the transaction citizens of the United States. The surviving corporation, from the RGS-Eagle Merger which will have the name RGS Energy Group, Inc., will be a New York corporation, and its board of directors will all be U.S. citizens.

The common stock of RGS is currently widely held and publicly traded. Following the proposed transaction, RGS Energy Group, Inc., will be a direct wholly owned subsidiary of Energy East and RG&E will become an indirect wholly owned subsidiary of Energy East. The stock of Energy East is, and will continue to be, widely held and publicly traded. According to the application, Energy East, RG&E, and RGS Energy Group, Inc., will not be owned, controlled or dominated by an alien, foreign corporation or foreign government. The staff does not know or have reason to believe otherwise.

8.0    ENVIRONMENTAL CONSIDERATION
       ---------------------------

The subject application is for approval of the indirect transfer of a license issued by the NRC. Accordingly, the action involved meets the eligibility criteria for categorical exclusion set forth in 10 CFR 51.22(c)(21). Pursuant to 10 CFR 51.22(b), no environmental impact statement or environmental assessment need be prepared in connection with approval of the application.

9.0    CONCLUSIONS
       -----------

In view of the foregoing, the NRC staff concludes that the proposed acquisition of RGS by Energy East will not affect the qualifications of RG&E as the holder of the license, and that the indirect transfer of the license, to the extent effected by the proposed acquisition, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission pursuant thereto, subject to the condition regarding significant asset transfers discussed earlier in this safety evaluation.

Principal Contributors:  D. Collins
                         R. Pelton

Date:  December 10, 2001


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